                                                                                                              OMB APPROVAL
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 FORM 3                                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Number:     3235-0104
--------                                                    Washington, D.C. 20549                      Expires:    January 31, 2005
                                                                                                        Estimated average burden
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          hours per response...... 0.5

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
                                              quiring Statement
   Keyway Investments Ltd.                    (Month/Day/Year)         Anza Capital, Inc.
   _____________________________________                               NASDAQ OTC BB Symbol:  ANZA.OB
   (Last)           (First)     (Middle)         2/28/2003          5. Relationship of Reporting Person     6. If Amendment,
                                                                       to Issuer (Check all applicable)        Date of Original
                                          3.  I.R.S. Identification                                            (Month/Day/Year)
   19 Mount Havelock                          Number of Reporing      ___ Director      _X_ 10% Owner
   _____________________________________      Person, if an Entity                                          7. Individual or Joint/
                (Street)                      (Voluntary)             ___ Officer (give ___ Other (Specify     Group Filing (Check
                                                                          title below)             below)      Applicable Line)
   Douglas,       Isle of Man   IM1 2QG                                                                    _X_ Form filed by One
   _____________________________________                                                                       Reporting Person
   (City)            (State)     (Zip)                                                                     ___ Form filed by more
                                                                          _____________________________        than One Reporting
                                                                                                               Person

                                  Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security                 2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
    (Instr. 4)                           Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
                                         (Instr. 4)                  (Instr. 5)
--------------------------------      -----------------------     -------------------------  --------------------------------

Common Stock, $0.001 par value             18,210,694(1)(2)                    D
  per share

* If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Persons who respond to the collection of information contained in this form are not required to                (Over)
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FORM 3 (Continued)
           Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of             4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying              Exercise Price     Form of          Indirect
                            (Month/Day/Year)        Derivative Security                of Derivative      Derivative       Beneficial
                                                    (Instr. 4)                         Security           Security:        Ownership
                         ---------------------   ---------------------------------                        Direct (D) or    (Instr. 5)
                                       Expira-                           Amount                           Indirect (I)
                         Date Exer-    tion                              or Number                        (Instr. 5)
                         cisable       Date               Title          of Shares
-----------------------  ---------   ---------   ----------------------  ---------     --------------    --------------    ----------

Series D Convertible     1 year from   None      Common Stock            254,000.43        $0.00                D
  Preferred Stock        issuance(1)

Series D Convertible     1 year from   None      Common Stock            256,853.66        $0.00                D
  Preferred Stock        issuance(2)

Warrant                       (1)    5 years     Common Stock             61,056           $0.50                D
                                     from
                                     issuance

Warrant                       (1)    5 years     Common Stock             61,056           $0.75                D
                                     from
                                     issuance

Warrant                       (1)    5 years     Common Stock             61,056           $0.95                D
                                     from
                                     issuance

Warrant                       (2)    5 years     Common Stock             61,742           $0.50                D
                                     from
                                     issuance

Warrant                       (2)    5 years     Common Stock             61,742           $0.75                D
                                     from
                                     issuance

Warrant                       (2)    5 years     Common Stock             61,742           $0.95                D
                                     from
                                     issuance

Explanation of Responses:

(1)  Keyway Investments Ltd. ("Keyway") entered into a Stock Exchange Agreement, dated as of February 28, 2003
(the "Stock Exchange Agreement"), with Anza Capital, Inc. (the "Issuer"), pursuant to which, among other things,
Keyway exchanged all of its shares of Series C Convertible Preferred Stock for (i) 8,181,491 shares of Common
Stock of the Issuer ("Common Stock"), (ii) 2003 shares of newly created Series D Convertible Preferred Stock
("Series D Preferred Stock"), each of which is convertible commencing twelve months after issuance into 126.81 shares of Common Stock and (iii) warrants to acquire 183,168 shares of Common Stock, exercisable for a period of five years, with one-third of such shares of Common Stock to have exercise prices of each of $0.50 per share,
$0.75 per share, and $0.95 per share, respectively (collectively, the "Warrants").  The Series D Preferred Stock and Warrants are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to acquire in excess of 9.99% of the Common Stock, giving effect to such exercise (determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934).

(2)  Keyway is the beneficial owner of 8,472,431 shares of Common Stock held by EURAM Cap Strat. "A" Fund
Limited, a Cayman Islands exempted company ("EURAM"), which shares are reported herein.  EURAM entered into a
Stock Exchange Agreement, dated as of February 28, 2003 (the "EURAM Stock Exchange Agreement"), with the Issuer, pursuant to which, among other things, EURAM exchanged all of its shares of Series C Convertible Preferred Stock for (i) 8,273,395 shares of Common Stock, (ii) 2025.5 shares of newly created Series D Convertible Preferred
Stock ("EURAM Series D Preferred Stock"), each of which is convertible commencing twelve months after issuance into 126.81 shares of Common Stock and (iii) warrants to acquire 185,226 shares of Common Stock, exercisable for a period of five years, with one-third of such shares of Common Stock to have exercise prices of each of $0.50 per share, $0.75 per share, and $0.95 per share, respectively (collectively, the "EURAM Warrants").  The EURAM
Series D Preferred Stock and EURAM Warrants are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to acquire in excess of 9.99% of the Common Stock, giving effect to such exercise
(determined in accordance with Section 13(d) of the Securities Exchange Act of 1934).

                                                                           /s/ Paul Moore                              3/18/03
                                                                           -------------------------------        ------------------
**   Intentional misstatements or omissions of facts constitute            **Signature of Reporting Person              Date
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             Paul Moore, Director of Keyway
                                                                           Investments Ltd.

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